NYSE Regulation determined to suspend the common stock and $5.00 warrants (together, the 'securities') of JMG Exploration, Inc. (the 'Company'), (ticker symbols JMG and JMG+, respectively) from trading on NYSE Arca, Inc. ('NYSE Arca'), prior to the opening on Monday, March 17, 2008.

This decision was reached because the Company's common stock is no longer in compliance with the closing price of at least $1.00 required for continued listing on NYSE Arca under its Equities Rule 5.5(h)(2) Continued Listing Requirements and Delisting Procedures, Common Stock -- Tier II. Further, the Company could not affirm an ability to cure the price per share deficiency within the time frame permitted by NYSE
Arca's policies.

The Company has advised NYSE Regulation that it anticipates the securities will be quoted on the OTC Bulletin Board following the suspension.